                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194

                              dated August 13, 2002

                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]

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                                  SIGNATURES

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2002

                     COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                        By: [Luis Felipe P. Dutra Leite]

                      -------------------------------------
                        Name: Luis Felipe P. Dutra Leite
              Title: Chief Financial Officer and Investor Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

     Statements contained in this press release may contain  information,  which is forward-looking and reflects  management’s current view and estimates of future economic  circumstances,  industry conditions,  company performance,  and
financial  results.  Any  statements,  expectations,   capabilities,  plans  and
assumptions  contained in this press  release  that do not  describe  historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations,  the  implementation of principal  operating and financing  strategies  and  capital  expenditure  plans,  the  factors or trends affecting  financial  condition,  liquidity  or results of  operations,  and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho  Administrativo de
Defesa Economica - CADE) are  forward-looking  statements  within the meaning of the U.S. Private  Securities  Litigation Reform Act of 1995 and involve a number of risks and  uncertainties.  There is no  guarantee  that  these  results  will actually  occur.  The  statements  are based on many  assumptions  and  factors, including  general  economic and market  conditions,  industry  conditions,  and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

Company Name: Companhia de Bebidas das Américas – AmBev

Group and Related Persons	( ) Board of Directors	(X) Management	( ) Audit Committee	( ) Technical and Consulting Committees

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	43,815,000	0.2774	0.1134
Shares	Preferred	638,091,987	2.7956	1.6522
Subs Bonus	Common	40,198	0.0283	0.0099
Subs Bonus	Preferred	777,145	0.2956	0.1919

Operations in the Month

Securities / Derivatives	Stock Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Stocks	Preferred	Directly with the Company	Sell	01	1,000,000	445.27	445,270.00
Stocks	Preferred	Directly with the Company	Sell	10	1,135,700	458.68	520,922.87
			Total (Sell)		2,135,700		966,192.87

Final Balance

Securities / Derivatives	Stock Characteristics (2)	Quantity	%	
			Same Class and Type	Total
Shares	Common	43,815,000	0.2774	0.1134
Shares	Preferred	635,956,287	2.7862	1.6466
Subs Bonus	Common	40,198	0.0283	0.0099
Subs Bonus	Preferred	777,145	0.2956	0.1919

(1) When filing in the form, delete the lines that do not have any information. If there is not any acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement informing that.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

(1) When filing in the form, delete the lines that do not have any information. If there is not any acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement informing that.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.

CONSOLIDATED FORM

Management and Related Persons’ Negotiation of Securities Issued by the Company Article 11 - CVM Instruction # 358/2002

In July 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1),:

(1) When filing in the form, delete the lines that do not have any information. If there is not any acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002 , send a statement informing that.

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3) Quantity multiplied by price

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), among others.